ANNUAL REPORT

Heroic Enterprises, Public Benefit Corporation



9901 Brodie Lane
Suite 160 #1388
Austin, Texas 78748
(737) 234-0198

www.heroic.us

In this annual report, the terms "Heroic", "the company", "we", "us" and "our" refer to Heroic Enterprises, Public Benefit Corporation, a Delaware public benefit corporation, and its consolidated subsidiaries. The company, having offered and sold preferred stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2022. A copy of this annual report may be found on the company's website at www.heroic.us/c-ar.

FORWARD-LOOKING STATEMENTS

This annual report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this annual report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are currently offered via web-based and mobile platforms directly to our customers.

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize. The Crowdfunding SPV, Heroic CF SPV, LLC was organized on April 21, 2022, and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Principal Products

The company currently offers monthly and annual direct-to-consumer membership products, along with a coach certification that is available for a one-time fee and completion of required curriculum. Currently, the company's products are delivered via mobile apps (iOS + Android) and a web-based platform.

No individual customer represents a significant portion of revenue.

Heroic Social Training Platform

Heroic is a social training platform that empowers people to move from theory to practice to mastery together so they can show up more consistently as the best, most heroic versions of themselves. The product was released on iOS on April 9, 2022 and on Android two months later. Since then, the company has added many features to the product, including search, meditations, and all the content acquired from Optimize (Philosopher's Notes, +1s, and 101 Classes).

The company plans to introduce many new features in the future—including social community engagement features in 2023.

As of the date of this report, the Heroic Premium membership subscription retails for $14.99/month and $99.99/year, with a Lifetime Membership option for $499.99. The actual monthly, annual, or lifetime membership may be higher or lower than the current price. The company has in the past conducted and intends in the future to conduct promotional pricing. Lifetime memberships were re-introduced in September 2022 and may only be available for a limited time.

Heroic Coach

Heroic Coach is a 300-day certification program for helping people to become the best versions of themselves, in service to something bigger than themselves, while learning to help others do the same. The program includes a guided, cohort-completed curriculum of digital content (video lessons, worksheets, reflections, and practices) and access to live coaching calls for individualized support. As of the date of this report, Heroic Coach retails for $1,499.99 (with payment-plan options available). This gives participants access to course content and live coaching sessions for the duration of the 300 day program. Additional access to program content and live coaching sessions may be purchased by enrolling in the program again. The company has in the past conducted and intends in the future to conduct promotional pricing.

Over 13,000 people from 115+ countries have joined Heroic Coach. The program is delivered via mobile apps, a web-based platform, and video-conferencing software.

Additional Products

The company also sold a new product, Heroic Mastery, starting in January 2023. This product provides people with access to daily live coaching sessions and a curriculum of digital content (video lessons, worksheets, reflections, and practices). As of the date of this report, the company is not actively promoting this product, though it may choose to do so again in the future.

Scholarship Program

Heroic has entered into a fiscal sponsorship agreement with Realize Impact as of February 24, 2023. The purpose of this agreement is to provide scholarships for memberships/enrollment into each of Heroic's educational offerings for individuals experiencing financial hardship. This agreement provides an opportunity for individuals, corporate partners, and foundations to donate funds tax free to further the mission of Heroic. These funds must be used solely for the purposes of the project described in the agreement between Realize Impact and Heroic Enterprises.

Market

Heroic is a self-development product. Early-adopters of Heroic are likely to be represented in the self-improvement industry. According to a study published on MarketResearch.com in August, 2021 (*The Market For Self-Improvement Products & Services*), the self-improvement industry is valued at $10.4 billion, and forecasts 6.0% average annual growth to $14.0 billion by 2025.

Heroic's customers are interested in improving their health and wellbeing. The global health and wellness market, currently estimated at $3.294 billion by IMARC Group, is forecasted to grow to $4.277 billion by 2027.

Competition

The self-improvement industry is large and highly competitive. We compete with direct-to-consumer self-improvement app providers such as Udemy, BetterUp, MasterClass, Calm, and many smaller companies. Unlike Heroic, however, none of these companies offers such a comprehensive set of tools to help people move from theory to practice to mastery together—taking information learned (Theory), integrating it into daily behaviors (Practice), consistently over time to become the best version of themselves (Mastery). We intend to further differentiate our products via the social tools we intend to launch in 2023 (Together).

Additionally, we compete with online coaching programs and coach certification programs. Unlike Heroic, however, none of these companies offers access to such extensive content and programming at such a low price-point.

Third-Party Service Providers

As a creator of digital products, our primary inputs are the intellectual and creative output of our internal team and partners. Our partners contribute to facets including product design and development, customer acquisition, financial reports, and infrastructure maintenance.

Notable partners have included MetaLab, the company with which we partnered to create the MVP of our Heroic social training platform. MetaLab played a role in designing and concepting for Slack, Tinder, and Uber Eats.

Employees

As of the date of this report, we have 8 full-time employees. We adopted an equity incentive plan on September 8, 2021 (the "Plan"). 2,500,000 shares of the company's Series 1 Common Stock are currently eligible for issuance pursuant to the Plan. As of the date of this report, there are stock options to purchase 1,303,380 shares of the Company's Series 1 Common Stock, in the aggregate, outstanding under the Plan.

We intend to engage contractors on an as-needed basis to consult with us on specific corporate affairs, or to perform specific tasks in connection with our business development activities.

Regulation

Heroic is subject to regulations that impact digital products and subscription payments. This environment has been stable in recent years. There are exceptions, however, including recent rule changes from the Reserve Bank of India (RBI) adding new requirements for companies to charge subscription/recurring payments. Given Heroic's global customer base, future regulatory changes in this space could impact how we collect revenue from our customers.

Intellectual Property

The company holds the following trademarks:

Type	Mark	Serial Number	Publication Date
Word	Heroic Public Benefit Corporation	90463027	September 7, 2021
Design		90463033	September 7, 2021
Design		97333355	April 11, 2023

The company has no other registered intellectual property.

Effective protection of our intellectual property may be unavailable or limited in some jurisdictions outside the United States. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from daily business, which in turn could materially adversely affect the business.

Litigation

The company is not currently engaged in any litigation and is not aware of any pending litigation.

The Company's Property

The company's workforce is completely remote; the company does not currently lease any commercial space.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
Brian Johnson	CEO	November 13, 2020 - Present	Full time
Directors:			
Brian Johnson	Director	November 13, 2020 - Present	n/a
Significant Employees:			
Bernardo Fanti	Chief Technology Officer	March 2022 - Present	Full time

Brian Johnson, CEO, Director

Brian Johnson is our Founder, CEO, and a member of the Board of Directors. He has served in those positions since the founding of the company in November 2020 to present date.

Johnson has spent half of the last twenty-five years as a Founder/CEO and the other half as a Philosopher. Prior to founding Heroic, he was the Philosopher and CEO of Optimize Enterprises, Public Benefit Corporation since its founding in February 2017.

As a Founder/CEO, Johnson has raised more than $20 million in funding. He built and sold two market-leading social platforms: eteamz (where he served as Founder & CEO from 1998-2001) that serves 3M teams worldwide including Little League Baseball and was sold to the Active Network in 2000 and Zaadz (where he served as Founder & CEO from 2004-2007) that raised $3 million from investors including John Mackey (CEO of Whole Foods) before selling to Gaiam (GAIA).

As a Philosopher, he's served tens of thousands of people from every country in the world, from 2008 to present date with the Philosopher's Notes and Optimize memberships, and has trained over 13,000 people from 115+ countries with the Heroic Coach program—which has been demonstrated to change lives.

He holds a B.A. degree in Psychology and Business (Phi Beta Kappa) from UCLA.

On September 7, 2021, Johnson entered into a proprietary information and inventions agreement with the company.

Bernardo Fanti, CTO

Bernardo Fanti is currently our Chief Technology Officer. He joined the team in March 2022.

Prior to joining us, he was the Founder of a stealth SaaS business in the outdoor fitness training industry from 2021 to 2022. Previously, he served as CTO and Head of Product at TrainingPeaks (from 2018 to 2021) where he provided executive leadership over the technology and product organizations, helping drive profitable, multi-decade growth.

Bernardo also served as CTO of TrainingPeaks' parent company, Peaksware (from 2016 to 2018) where he drove technology & product vision for all brands under the Peaksware umbrella. During this time, he worked at the corporate level in M&A, strategy, policy, and governance, while also helping individual brands build teams, establish processes, and drive modern product best practices.

Bernardo comes from a hands-on engineering and product background, working as a Software Engineer and Product Manager across a broad set of industries and technology stacks, including at Intio Inc. (from 2010 to 2011), a startup in the medical industry, and Avidyne (from 2006 to 2009), a successful innovator of aircraft avionics. He loves tying technology directly to business needs and solving *real* customer problems.

He holds a B.S. degree from Florida Institute of Technology in Aerospace Engineering.

On April 28, 2022, Bernardo entered into a proprietary information and inventions agreement with the company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

On the date of incorporation of Heroic, November 13, 2020, the company entered into a contribution agreement with Mr. Johnson, pursuant to which Mr. Johnson contributed certain assets to the company and the company assumed certain liabilities in exchange for 500,000 shares of the company's common stock. The company also entered into an unsecured note agreement with Mr. Johnson, with a principal amount of $21,999, bearing interest at 0.13% per annum. The note was to mature on November 13, 2021. The note payable was consideration for the purchase of the company's website domain. The company paid the full amount in January 2021.

On September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, with the company being the surviving entity. Our CEO and founder, Brian Johnson, was also the CEO and founder of Optimize and, together with his wife, the majority shareholder of Optimize. Mr. Johnson and his wife received 4,698,728 shares of Series 2 Common Stock in connection with the merger.

During the years ended December 31, 2022 and 2021, the company incurred a total of $2,864,506 and $2,827,225 in expenses to MetaLab Design Ltd. And Philip Stutz for consulting services, respectively. The company has an outstanding payable of $0 and $319,873 as of December 31, 2022 and December 31, 2021, respectively.

As of December 31, 2021, Mr. Johnson has a net receivable of $26,427 from the company. As of December 31, 2022, no receivable is outstanding to Mr. Johnson.

In 2021 and 2022, the company issued convertible promissory notes to investors with principal amounts of $100,000 and $787,000, respectively, and accrued interest of $32,247 and $241 as of December 31, 2022 and December 31, 2021, respectively.

During 2022, a family member of the Company's CEO provided the company with consulting services for $25,048, which were charged to 2022 operating expenses. This amount remained outstanding as of December 31, 2022 and was included in accounts payable on the balance sheet.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as cyber-attacks and the ability to prevent those attacks). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

Risks Related to the Company

The company is a development-stage company.

Heroic was formed in 2020 and on September 30, 2021, the company merged with Optimize Enterprises, Public Benefit Corporation, a Delaware public benefit corporation ("Optimize"), with the company being the surviving entity. Optimize made its first sales in 2017 and Heroic made its first sales in 2021. Accordingly, the company has a limited history upon which an evaluation of its performance and future prospects can be made. Heroic's current and proposed operations are subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. Heroic will only be able to pay dividends on any shares issuable upon conversion of the notes once its directors determine that it is financially able to do so.

Our management has raised substantial doubt about our ability to continue as a going concern and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report.

We are dependent on additional fundraising in order to sustain our ongoing operations. As our flagship Heroic product launched on April 9, 2022, and we have been investing heavily in the research, design, and development for the product, we have a history of losses and have projected operating losses and negative cash flows for the next several months. As a result of our recurring losses from operations, negative cash flows from operating activities and the need to raise additional capital there is substantial doubt of our ability to continue as a going concern. Therefore, our independent registered public accounting firm included a going concern note expressing substantial doubt about the company's ability to continue as a going concern in its report on our audited financial statements for the years ended December 31, 2022 and 2021. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. We cannot assure you that the company will be successful in raising funds in any offering of securities or acquiring additional funding at levels sufficient to fund its future operations beyond its current cash runway. If the company is unable to raise additional capital in sufficient amounts or on terms acceptable to it, the company may have to significantly reduce its operations or delay, scale back or discontinue the development of one or more of its platforms, seek alternative financing arrangements, declare bankruptcy or terminate its operations entirely.

The company may experience future losses as it implements its business strategy and will need to generate significant revenues to achieve profitability, which may not occur.

We have incurred net losses since our inception, and we may continue to incur net losses in the future. To date, we have funded our operations from both revenues and the sale of equity and debt securities and other financing arrangements. We may increase operating expenses as we implement our business strategy, which include development, sales and marketing, and general and administrative expenses and, as a result, we expect to incur additional losses and continued negative cash flow from operations for the foreseeable future. We will need to generate significant additional revenues to achieve profitability. We cannot assure you that we will ever generate sufficient revenues to achieve profitability. If we do achieve profitability in some future period, we cannot assure you that we can sustain profitability on a quarterly or annual basis in the future. In addition, we may not achieve profitability before we have expended the proceeds to be raised in this offering. If our revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations or cannot be adjusted accordingly, our business, operating results and financial condition will be materially and adversely affected.

We cannot assure you that we will effectively manage our growth.

We cannot assure you that we will be able to grow the company's revenues and earnings. The growth of the company is contingent upon various factors, including market acceptance, competition, access to capital, ability to employ effective employees, and to otherwise attract and retain key personnel. To manage the anticipated future growth and carry out the company's plans for the development and commercialization of the company's products and services, the company will need to recruit and retain qualified management and personnel across a wide range of operational, sales and financial capabilities. Competition for executive and key personnel is intense. The company may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. The expansion of the company's operations geographically may lead to significant costs and may divert the company's management and business development resources. Any ability to manage the company's growth or complications involving management of the company's growth could delay execution of the company's business plan or disrupt the company's operations.

We expect to raise additional capital through equity and/or debt offerings and to provide our employees with equity incentives. Any ownership interest you may have in the company will likely be diluted and could be subordinated.

In order to fund future growth and development, the company will likely need to raise additional funds in the future by offering shares of its common stock, preferred stock and/or other classes of equity or debt that convert into shares of preferred or common stock, any of which offerings would dilute the ownership percentage of holders of our Series Seed Preferred Stock. Furthermore, if and when the company raises debt or issues preferred stock, the holders of the debt will have priority over holders of common and preferred stock, and holders of preferred stock will have priority over holders of its common stock and preferred stock, and the company may accept terms that restrict its ability to incur more debt.

The company depends on its founder.

The company depends on the skill and experience of our founder, Brian Johnson. If the company is not able to call upon Mr. Johnson for any reason, its operations and development could be harmed.

Competitors may be able to call on more resources than the company.

Although the company believes that the Heroic platform is unique, it is not the only self-improvement product on the market, and the company has to compete with a number of other approaches. Additionally, competitors may replicate Heroic's business ideas and produce directly competing products. These competitors may be better capitalized than Heroic, which would give them a significant advantage.

The company may not be successful in marketing its products to its customers.

The company's operating results may fluctuate significantly from period to period as a result of a variety of factors. There is no assurance that the company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the company's revenues may vary, and the company's operating results may experience fluctuations.

Our trademarks could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. If competitors are able to bypass our trademark and copyright protection without obtaining a sub license, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

The company is vulnerable to hackers and cyber-attacks.

Although we are following industry best-practices on data privacy and infrastructure redundancy, any internet-based business may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service to our products and services or in software systems could reduce the attractiveness of the platform and result in a loss of customers willing to use our products and services. Further, we rely on third-party technology providers (like Amazon Web Services) to provide some of our back-end technology. Any disruptions of services or cyber-attacks either on our technology provider or on the company could harm our reputation and materially negatively impact our financial condition and business.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business.

Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of the Shares and our Investors or prospective Investors financial condition, resulting in reduced demand for the Shares generally. Further, such risks could cause a limited attendance at membership experience events that we might sponsor or in which we might participate, or result in persons avoiding holding or appearing at in-person events. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if employees who cannot perform their responsibilities from home, are not able to report to work.

Risks Related to an Investment in Our Securities

There is no current market for the company's securities.

There is no formal marketplace for the resale of the company's securities. Our securities are illiquid and there will not be an official current price for them, as there would be if the company were a publicly-traded company with a listing on a stock exchange. Investors should assume that they may not be able to liquidate their investment for some time.

The company is controlled by its founder.

The company's founder, Brian Johnson, currently holds approximately 95% of the company's voting stock, either individually or jointly with his wife. Holders of Series Seed Preferred Stock will not have the ability to control a vote by the stockholders or the board of directors.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The custodial arrangement employed in the company's crowdfunding offering may raise issues for the company. No regulator has given their approval of the form of the arrangement with the custodian.

In 2021, the company conducted an offering of shares of its Series Seed Preferred Stock on the portal operated by Wefunder Portal LLC ("Wefunder") under Regulation Crowdfunding. In order to invest in that offering, investors agreed to become a party to a subscription agreement with the company, and a Custodian and Voting Agreement with XX Investments, LLC (the "Custodian and Voting Agreement"), under which XX Investments, LLC (the "Custodian") holds title to the shares of Series Seed Preferred Stock for the benefit of the investor. The company chose to participate in the program offered by Wefunder as a means of simplifying communications with investors and to help facilitate future liquidity. As part of the Custodian and Voting Agreement, investors granted the Custodian the right to vote their shares purchased in the crowdfunding offering. The Custodian will vote the shares as directed by a "Lead Investor" appointed by the company who is supposed to represent the interests of investors. The company relied on representations by Wefunder regarding the legality of the arrangement with the Custodian. If the arrangement with the Custodian is challenged by the Commission staff, the company may incur costs to unwind the arrangement by either transferring title to the securities from the Custodian to investors, or by engaging a different custodian.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table shows who owns more than 20% of company's voting securities as of April 26, 2023:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Brian Johnson	14,794,791 shares of Series 2 Common Stock (1)	95%

(1) Mr. Johnson owns 10,095,763 shares of Series 2 Common Stock individually and 4,698,728 shares of Series 2 Common Stock jointly with his wife. Mr. Johnson holds 64.84% of the voting power individually and 30.18% of the voting power jointly with his wife.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities since inception:

- In 2020, the company entered into several convertible note agreements for a total principal amount of $950,000. Under the terms of these notes, the company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

  On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share.

- During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

- In 2021, the company's Board of Directors authorized the issuance of up to $10,000,000 in original principal amount of convertible notes. As of December 31, 2022, the company had issued convertible promissory notes for an aggregate principal amount of $4,209,375.17 ("2021 Notes"). Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into shares of Series 1 Common Stock. The conversion terms of the 2021 Notes were amended in September 2022 to change the formulas for conversion as described below in "Securities Being Offered and Rights of Securities of the Company" below.

- In September 2022, the company's Board of Directors authorized the issuance of up to $1,000,000 in original principal amount of senior convertible notes ("2022 Notes"). As of December 31, 2022, the company has sold $477,500 of the2022 Notes. Interest accrues at a simple rate of 4% per annum and, unless converted earlier into company securities, the notes will mature on December 31, 2025. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock, with certain exceptions ("Equity Securities") if the company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $50,000,000 by the number of issued and outstanding shares of the company's capital stock, assuming the conversion or exercise of all of the company's capital stock ("Fully Diluted Capitalization") immediately prior to the closing of the Next Equity Financing, (b) shares of Series 1 Common Stock in the event of certain transactions such as a sale of substantially all of the company's assets or a merger ("Corporate Transaction") at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $50,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, each 2022 Note will convert into Series 1 Common Stock. In the event of a Corporate Transaction prior to the conversion of a 2022 Note or repayment of such 2022 Note, the holder of such 2022 Note may elect that either: (a) the company will pay the holder of such 2022 Note the outstanding principal balance and unpaid accrued interest of such 2022 Note; or (b) such 2022 Note will convert into shares of Series 1 Common Stock. The Reg D Offering of the 2022 Notes will be conducted concurrently with this offering.

DESCRIPTION OF CAPITAL STOCK

The following descriptions summarize important terms of our capital stock. This summary reflects the company's Third Amended and Restated Certificate of Incorporation (the "Certificate") and does not purport to be complete and is qualified in its entirety by the Certificate and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate and our Bylaws and applicable provisions of the Delaware General Corporation Law.

Senior Convertible Notes

The following is a summary of the basic terms and conditions of the Senior Convertible Notes to be issued to Crowdfunding SPV pursuant to this offering (the "CF Notes").

Maturity Date

Unless converted earlier into company securities, the outstanding principal and unpaid accrued interest on the CF Notes will be due and payable at any time on or after December 31, 2025.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Ranking

The payment of the principal amount on the CF Notes and the interest thereon shall be Senior (as defined in the CF Notes) to, and have priority in right of payment over, the indebtedness evidenced by the 2021 Notes (as defined in the CF Notes). "Senior" means that, in the event of any default in the payment of the obligations represented by the CF Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the company, all sums payable on the CF Notes shall first be paid in full, with interest, if any, before any payment is made upon the 2021 Notes. The CF Notes are pari passu with the 2022 Notes. The indebtedness evidenced by the CF Notes is a general, unsecured obligation.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the CF Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the CF Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each CF Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing. "Next Equity Financing" means the next sale (or series of related sales) by the company of Equity Securities (as defined herein), in one or more offerings with the principal purpose of raising capital, from which the company receives gross proceeds of not less than $10,000,000 (excluding, for the avoidance of doubt, the aggregate principal amount of the CF Notes). "Equity Securities" means (a) common stock of the company, (b) any securities conferring the right to purchase common stock of the company; or (c) any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock of the company. "Equity Securities" does not include (i) any security granted, issued or sold by the company to any director, officer, employee, consultant or adviser of the company for the primary purpose of soliciting or retaining their services, (ii) any convertible promissory notes (including the CF Notes, 2021 Notes, and 2022 Notes) issued by the company, and (iii) any SAFEs issued by the company.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction (as defined herein) prior to the conversion of a CF Note or repayment of such CF Note, the holder of such CF Note may elect that either: (a) the company will pay the holder of such CF Note the outstanding principal balance and all accrued and unpaid interest of such CF Note; or (b) such CF Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion. "Corporate Transaction" means, with certain exceptions,

(a) a sale, transfer or other disposition of all or substantially all of the company's assets, (b) a merger or consolidation of the company with or into another entity, or (c) a transfer (whether by merger, consolidation or otherwise) of 50% or more of the outstanding voting securities of the company or the surviving or acquiring entity.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, each CF Note will convert into that number of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such CF Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the CF Notes, except in the event of a Corporate Transaction to the extent that a holder of a CF Note elects to have such CF Note prepaid.

Restrictions on Transfer

The Note Purchase Agreement and subscription agreement contain "market stand-off" provisions in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the date of the final prospectus relating to the initial public offering ("IPO") of the company and ending on the date specified by the company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. The market stand-off will not apply if the investor sells any shares in an underwritten offering. The provision will only apply to the IPO and only if all the officers and directors are subject to the same restrictions and the company uses reasonable efforts to obtain a similar agreement from all stockholders that individually own more than 5% of the company's outstanding Common Stock. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to effect the market stand-off. The Crowdfunding SPV agrees in the Note Purchase Agreement, and investors agree in the subscription agreement, not to dispose of any of the company's securities to the company's competitors, as determined in good faith by the company.

Additionally, the company's Amended and Restated Bylaws contain a right of first refusal provision which requires any shareholder to provide the company with written notice of its intention to sell or transfer their shares of stock. Such notice shall name the proposed transferee, state the number of shares to be transferred, provide the proposed consideration and describe any other terms and conditions of the proposed transfer. The company shall have 30 days upon receipt of the notice to exercise its option to purchase all or a portion of the share described in the notice at the price and upon the same terms described therein. The company may assign its rights of first refusal. The company's Amended and Restated Bylaws also restrict any sale, assignment, pledge or other transfer of the shares of its capital stock without the prior consent of the company, including a prohibition on transferring any securities of the company to a competitor, except in certain circumstances.

Proxy

The note purchase agreement that the Crowdfunding SPV will execute in connection with this offering grants an irrevocable proxy to the company's CEO to (i) vote all securities held of record by the Crowdfunding SPV (including any shares of the company's capital stock that the Crowdfunding SPV may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual holder and, if a holder, like the Crowdfunding SPV, is an entity, will survive the merger or reorganization of the holder or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of a holder (including any transferee of the holder). Any transferee of a holder must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Common Stock

The following is a description of the company's capital stock, including securities into which the CF Notes may convert in certain circumstances. The company is not selling shares of common or preferred stock in this offering.

Voting Rights

Each share of Series 1 Common Stock has one vote and each share of Series 2 Common Stock has ten votes.

Election of Directors

The holders of the Common Stock and Preferred Stock, voting together as a single class, are entitled to elect, remove and replace all directors of the company.

Dividend Rights

The holders of the Common Stock are entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

Liquidation Rights

In the event of the company's liquidation, or winding up, whether voluntary or involuntary, subject to the rights of any senior Preferred Stock that may then be outstanding, the assets of the company legally available for distribution to stockholders will be distributed on an equal priority, pro rata basis to the holders of Common Stock.

Conversion of Series 2 Common Stock

Each share of Series 2 Common Stock is convertible into one (1) share of Series 1 Common Stock at the option of the holder. Each share of Series 2 Common Stock will convert automatically into one (1) share of Series 1 Common Stock upon (a) the affirmative vote of the holders of a majority in voting power of the outstanding Series 2 Common Stock or (b) a transfer of such share that is not a Permitted Transfer (as defined in the Certificate).

Preferred Stock

General

The company has the authority to issue up to 10,000,000 shares of Series Seed Preferred Stock.

Notice Rights regarding Dividends on Common Stock

The company may not declare, pay or set aside any dividends on shares of Common Stock unless at least 10 days' prior written notice is sent to the holders of Preferred Stock, provided that such notice requirement may be waived or shortened by the affirmative vote of the holders of a majority of the Preferred Stock.

Voting Rights

Each share of Series Seed Preferred Stock has one vote.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of the Series Seed Preferred Stock will be entitled to receive, prior and in preference to any distribution of any assets of the company to the holders of the Common Stock, an amount per share equal to $1.58035.

Conversion Rights

Each share of Series Seed Preferred Stock is convertible at the option of the holder into one (1) share of Series 1 Common Stock, subject to adjustment. The Series Seed Preferred Stock will automatically be converted into Series 1 Common Stock immediately prior to the closing of a firm commitment underwritten initial public offering or at the close of business on the date of adoption of a resolution to convert all of the outstanding shares of Preferred Stock by the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock.

2021 Convertible Notes

On November 30, 2021, the company was authorized by its Board of Directors to offer up to $10,000,000 in original principal amount of convertible notes in a private placement under Regulation D (the private placement is referred to as the "2021 Reg D Offering" and the notes sold in the 2021 Reg D Offering are referred to as the "2021 Notes"). The following is a summary of the basic terms and conditions of the 2021 Notes. The company raised $4,209,375.17 in principal amount of 2021 Notes. The 2021 Reg D Offering was closed on September 15, 2022.   The 2021 Notes were amended in September 2022 to change the formulas for conversion as described below.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2021 Notes will be due and payable at any time on or after December 31, 2023.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2021 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities that the 2021 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2021 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2021 Note or repayment of such 2021 Note, the holder of such 2021 Note may elect that either: (a) the company will pay the holder of such 2021 Note the outstanding principal balance and unpaid accrued interest of such 2021 Note; or (b) such 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, each 2021 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2021 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2021 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2021 Note elects to have such 2021 Note prepaid.

2022 Convertible Notes

In September 2022, the company was authorized by its Board of Directors to offer up to $1,000,000 in original principal amount of senior convertible notes in a private placement under Regulation D (the private placement is referred to as the "2022 Reg D Offering" and the notes sold in the 2022 Reg D Offering are referred to as the "2022 Notes"). The following is a summary of the basic terms and conditions of the 2022 Notes. As of the date of this filing, the company has sold $477,500 of the 2022 Notes. The 2022 Reg D Offering will be conducted concurrently with this offering.

Maturity Date

Unless converted earlier into Company securities, the outstanding principal and unpaid accrued interest on the 2022 Notes will be due and payable at any time on or after December 31, 2025.

Interest

Simple interest will accrue on an annual basis at the rate of 4% per annum.

Seniority

The payment of the principal amount on the 2022 Notes and the interest thereon shall be Senior (as defined herein) to, and have priority in right of payment over, the indebtedness evidenced by the 2021 Notes. "Senior" means that, in the event of any default in the payment of the obligations represented by the 2022 Notes or of any liquidation, insolvency, bankruptcy, reorganization, or similar proceedings relating to the company, all sums payable on the 2022 Notes shall first be paid in full, with interest, if any, before any payment is made upon the 2021 Notes. The 2022 Notes are pari passu with the CF Notes. The indebtedness evidenced by the 2022 Notes is a general, unsecured obligation.

Conversion at Next Equity Financing

Upon the closing of the Next Equity Financing (as defined herein), the 2022 Notes will convert into the class of securities sold in the Next Equity Financing. The number of shares of Equity Securities (as defined herein) that the 2022 Notes will convert into will be determined by dividing the outstanding principal balance and unpaid accrued interest under each 2022 Note as of the date of conversion by the lower of: (a) the amount equal to (i) 80% multiplied by (ii) the lowest per share purchase price of the Equity Securities sold in the Next Equity Financing; or (b) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to the closing of the Next Equity Financing.

Conversion or Payment Upon Corporate Transaction

In the event of a Corporate Transaction prior to the conversion of a 2022 Note or repayment of such 2022 Note, the holder of such 2022 Note may elect that either: (a) the company will pay the holder of such 2022 Note the outstanding principal balance and unpaid accrued interest of such 2022 Note; or (b) such 2022 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (i) the outstanding principal balance and unpaid accrued interest of such 2022 Note on the date of conversion by (ii) the amount equal to (x) $50,000,000 divided by (y) the fully diluted capitalization immediately prior to such conversion.

Conversion Upon Maturity

At any time on or after the maturity date, at the election of the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, each 2022 Note will convert into that number of shares of Series 1 Common Stock obtained by dividing (a) the outstanding principal balance and unpaid accrued interest of such 2022 Note on the date of such conversion by (b) the quotient resulting from dividing (x) $50,000,000 by (y) the fully diluted capitalization immediately prior to such conversion.

Prepayment

The principal and accrued interest may not be prepaid unless approved in writing by the holders of a majority-in-interest of the aggregate principal amount of the 2022 Notes, except in the event of a Corporate Transaction to the extent that a holder of a 2022 Note elects to have such 2022 Note prepaid.

Dilution

Dilution means a reduction in value, control or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an investment by a private equity investor), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

● In June 2019 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

● In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

● In June 2020 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation (before the new investment) of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this annual report.

Overview

Heroic was founded on November 13, 2020 to help create a world in which 51% of the world's population is flourishing by the year 2051. How? We're building a social training platform to help people move from theory to practice to mastery together so they can show up as the best, most heroic versions of themselves. Our products are offered via web-based and mobile platforms directly to our customers. The company's business model is to sell monthly and annual recurring subscriptions (memberships) to the Heroic social training platform and access fees to its Heroic Coach program.

On September 30, 2021, the company merged with Optimize, with the company being the surviving entity. While Optimize was acquired in September 2021, as it was under common control, the merger was recognized retroactively in our financial statements as of and for the years ended December 31, 2020 and 2021 as if it occurred on December 31, 2019, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the periods presented in the financial statements.

The Crowdfunding SPV, Heroic CF SPV, LLC was recently organized and has no purpose other than to hold the securities to be issued by the company and pass through the rights related to those securities.

Results of Operations

Factors Affecting Operating Results

We currently generate revenue from monthly and annual memberships to the Heroic social training platform, as well as access fees to the Heroic Coach program. The company has in the past offered and intends in the future to also offer Lifetime memberships to both the Heroic social training platform to the Heroic Coach program. Before July 2022, the company only offered annual memberships.

The company collects revenues in advance and, in the case of annual and lifetime memberships, initially records them as deferred revenues. Annual memberships are recognized monthly over the membership period on a straight-line basis, while lifetime memberships are recognized over a two-year period as the company estimates that a customer receives the most benefit from the membership during their first two years.

The company has determined that its performance obligations in relation to Heroic Coach are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. As the lifetime plan was only available after 1 year's participation in the program, the company assessed that the customer will likely attend class up to another one year.

During the periods presented, the company also received revenue for monthly and annual memberships to Optimize by Heroic. This product was made free, as a "freemium" model product-led growth strategy, on October 8, 2021, and later integrated into the Heroic social training platform. The Heroic social training platform launched on April 9, 2022.

Net revenues are affected by discounts and promotions.

Operating expenses largely consist of product development and engineering, legal and professional fees, advertising expenses, salaries and wages, and marketing expenses.

- Our product development and engineering expenses consist primarily of costs incurred to MetaLab Design Ltd. (which supported the research, prototyping, design, development, and testing of our Heroic social training platform) and costs incurred in the development, maintenance, and enhancement of our backend infrastructure, website, and mobile apps to deliver our Heroic social training platform and Heroic Coach products.

- Our legal and professional fees consist primarily of costs incurred in conjunction with the merger of Optimize Enterprises, Public Benefit Corporation with the company, with ongoing compliance related to prior securities offerings, with ongoing securities offerings, and with the procurement of intellectual property agreements.
- Advertising expenses consist of costs incurred to publish ads across a range of online platforms, including Google Ads, the Apple App Store, Google Play Store, Facebook, Instagram, and podcast sponsorship.
- Salaries and wages consist of payroll and related expenses for employees involved in marketing, data, experience design, customer service, financial planning & analysis, and human resources.
- Marketing expenses consist primarily of costs incurred to Thrive Digital, First Spark Digital, Super Connector Media, LLC, and Dominate Web Media to support acquiring new customers, increasing lifetime value of existing customers, and building our brand awareness through various offline and online channels, including television, newspapers, digital and social media, podcasts, email, influencer marketing and strategic brand partnerships.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Net Revenues

Net revenues increased by $324,987 from $2,245,375 for the year ended December 31, 2021 ("Fiscal 2021") to $2,570,362 for the year ended December 31, 2022 ("Fiscal 2022"), or by 14.47%. Heroic Coach program revenues increased $208,719, and Event revenues increased $199,294 from Fiscal 2021 to Fiscal 2022, offset by a decrease in membership revenues of $128,026 over the same periods. The increase in net revenues was due primarily to increased enrollment in the Heroic Coach program and revenues from the Heroic 2022 event in December, 2022. The decrease in membership revenues is due to a combination of churn and cannibalization as members upgraded to Coach. During Fiscal 2021, revenues were split between coaching services and membership subscriptions, approximately 67% and 33%. During Fiscal 2022, the revenue mix was split approximately 67% and 24%, with Events and Other revenue representing 7%, and 2% respectively.

Operating Expenses

Total operating expenses increased from $7,746,135 during Fiscal 2021 to $9,895,860 during Fiscal 2022, an increase of 27.75%. This increase was largely driven by the following:

Product development and engineering expenses increased from $3,674,914 during Fiscal 2021 to $4,341,029 during Fiscal 2022, an increase of 18.13%. The increase in product development and engineering expenses were attributable to investment in research, design, and development of the Heroic app with MetaLab Design Ltd.

Legal and professional fees were $1,153,992 and $1,229,716, respectively, in Fiscal 2021 and Fiscal 2022, an increase of 6.56%. This increase was primarily attributable to activities supporting the offering of securities for its Convertible Note offerings and navigating an inquiry with the SEC.

Salaries and wages increased from $641,192 in Fiscal 2021 to $1,711,813 in Fiscal 2022, an increase of 166.97% as the company increased internal team headcount and increased salaries and wages for its employees.

Customer support expenses increased from $130,771 in Fiscal 2021 to $278,321 in Fiscal 2022, an increase of 112.83% as the company hired additional customer support team members to better serve its customer base.

Software and subscription expenses increased from $78,146 in Fiscal 2021 to $204,888 in Fiscal 2022, an increase of 162.19% as the company built out its internal team (reducing reliance on outside service providers), which thereby required additional resources.

Event costs increased from $0 in Fiscal 2021 to $108,166 in Fiscal 2022. This increase was driven by the Heroic 2022 event, hosted in December 2022.

Stock compensation expenses increased from $0 in Fiscal 2021 to $93,997 in Fiscal 2022. This increase was driven by fair value of the Options vested as of December 31, 2022, calculated with Black Scholes Option Pricing model.

Other Income/Expense

During Fiscal 2022, the company incurred $194,885 in interest expense as a result of accrued interest on convertible notes of $161,372 and $33,512 in debt issuance costs.

Net Loss

As a result of the foregoing, we incurred a net loss of $7,498,209 in Fiscal 2022, compared to a net loss of $5,744,503 in Fiscal 2021.

Liquidity and Capital Resources

As of December 31, 2022, the company had $348,802 in cash and cash equivalents on hand. Deferred revenues at that date were $1,152,311. The company's operations have been financed to date through a combination of revenues generated by the sale of our products, the issuance of equity securities and convertible notes, a note issued by its founder and a PPP loan. We believe that the proceeds from this offering and a concurrent private placement of convertibles notes, together with our cash and cash equivalent balances will be adequate to meet our liquidity and capital expenditure requirements for the next 12 months. If these sources are not sufficient to meet our cash requirements, we will need to seek additional capital, potentially through private placements of equity or debt, to fund our plan of operations.

Indebtedness

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes ("2021 Notes"). The Company issued convertible promissory notes for an aggregate principal amount of $4,181,266 and $872,134 in 2022 and 2021, respectively, for an aggregate principal amount of $5,053,400 in the 2021 Notes. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

Heroic Enterprises, Public Benefit Corporation
A Delaware Public Benefit Corporation

Consolidated Financial Statements
December 31, 2022 and 2021

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

TABLE OF CONTENTS

FRUCI & ASSOCIATES II

A Professional Limited Liability Company

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Heroic Enterprises, Public Benefit Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Heroic Enterprises, Public Benefit Corporation and Subsidiary ("the Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has an accumulated deficit, net losses, and negative cash flows from operations. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that were communicated or required to be communicated to the board of directors and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements.

Critical Audit Matter Description

The Company's membership and coaching revenue is collected in advance and is recognized over time. Calculations and accounting for the revenue require management's judgements related to the timing of their performance obligation and its estimates for refunds.



How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to evaluating the Company's accounting for revenue and related accounts included the following, among others:

- Independent assessment of the Company's revenue recognition policy and compliance with ASC 606.

- Sampling and substantively testing revenue and related accounts.

- Independent assessment of the refund estimates, performing independent calculations and comparing the Company's conclusions as determined by the audit.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2021.

Spokane, Washington
April 27, 2023

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED BALANCE SHEETS
As of December 31, 2022 and 2021

	2022	2021
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 348,802	$ 3,366,903
Accounts receivable	25,000	-
Subscription receivable	-	500
Escrow receivable	130,014	81,357
Due from related party	-	26,427
Deferred offering costs	-	20,567
Prepaid expenses	139,585	265,345
Deposit	17,000	17,000
Total Current Assets	660,401	3,778,099
Non-Current Assets:		
Property and equipment, net	68,893	81,546
Intangible assets, net	22,849	40,271
Total Non-Current Assets	91,742	121,817
TOTAL ASSETS	$ 752,143	$ 3,899,916
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Current Liabilities:		
Accounts payable	$ 186,368	$ 444,398
Accrued expenses	112,746	134,560
Deferred revenue	1,152,311	903,782
Sales tax payable	142,487	127,979
Convertible notes payable, net of issuance costs	4,988,045	855,605
Interest payable	163,662	2,289
Total Liabilities	6,745,619	2,468,613
Stockholders' Equity/(Deficit):		
Series Seed Preferred Stock, $0.0001 par, 10,000,000 shares authorized, 7,752,170 shares issued and outstanding as of both December 31, 2022 and 2021	775	775
Series 1 Common Stock, $0.0001 par, 30,200,000 shares authorized, 0 shares issued and outstanding as of December 31, 2022 and 2021	-	-
Series 2 Common Stock, $0.0001 par, 14,800,000 shares authorized, 14,794,491 shares issued and outstanding as of both December 31, 2022 and 2021	1,479	1,479
Treasury stock	(2,828,733)	(2,828,733)
Additional paid-in capital	12,707,931	12,634,501
Accumulated deficit	(15,874,928)	(8,376,719)
Total Stockholders' Equity/(Deficit)	(5,993,476)	1,431,303
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 752,143	$ 3,899,916

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

		2022		2021
Net revenues	$	2,570,362	$	2,245,375
Operating Expenses:				
Product development and engineering		4,341,029		3,674,914
Salaries and wages		1,711,813		641,192
Legal and professional fees		1,229,716		1,153,992
Advertising		913,032		922,372
Marketing professional services		601,619		604,091
Customer support		278,321		130,771
Software and subscriptions		204,888		78,146
Event costs		108,166		-
Merchant fees		97,132		99,308
Stock compensation expense		93,997		-
Professional development and training		80,791		85,660
Hosting fees		58,828		65,708
Depreciation and amortization		57,176		26,376
Insurance		27,247		29,135
Taxes and licenses		27,114		129,115
Office supplies		12,274		30,624
Utilities		3,952		7,112
Repairs and maintenance		1,513		3,815
Rent		1,035		179
Sales professional services		-		25,500
Trade shows and conferences		-		940
Others		46,217		37,185
Total Operating Expenses		9,895,860		7,746,135
Loss from operations		(7,325,498)		(5,500,760)
Other Income/(Expense):				
Interest expense		(194,885)		(5,463)
Interest income		370		465
Interest expense - beneficial conversion feature		-		(238,700)
Others - net		21,804		(45)
Total Other Income/(Expense)		(172,711)		(243,743)
Provision for income taxes		-		-
Net loss	$	(7,498,209)	$	(5,744,503)
Weighted average common shares outstanding				
-Basic and Diluted		14,794,491		14,794,491
Net loss per common share				
-Basic and Diluted	$	(0.51)	$	(0.39)

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are
an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY/(DEFICIT)
For the years ended December 31, 2022 and 2021

	Series Seed Preferred Stock		Series 1 Common Stock		Series 2 Common Stock		Treasury Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at December 31, 2021	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,634,501	$ (8,376,719)	$ 1,431,303
Stock compensation expense	-	-	-	-	-	-	-	-	93,997	-	93,997
Offering costs	-	-	-	-	-	-	-	-	(20,567)	-	(20,567)
Net loss	-	-	-	-	-	-	-	-	-	(7,498,209)	(7,498,209)
Balance at December 31, 2022	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,707,931	$ (15,874,928)	$ (5,993,476)
Balance at December 31, 2020	670,175	$ 67	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 1,840,727	$ (2,632,216)	$ (3,618,676)
Issuance of Series Seed Preferred Stock	6,327,667	633	-	-	-	-	-	-	9,999,294	-	9,999,927
Conversion of notes payable	754,328	75	-	-	-	-	-	-	953,622	-	953,697
Beneficial conversion feature	-	-	-	-	-	-	-	-	238,700	-	238,700
Offering costs	-	-	-	-	-	-	-	-	(397,842)	-	(397,842)
Net loss	-	-	-	-	-	-	-	-	-	(5,744,503)	(5,744,503)
Balance at December 31, 2021	7,752,170	$ 775	-	$ -	14,794,491	$ 1,479	1,656,265	$ (2,828,733)	$ 12,634,501	$ (8,376,719)	$ 1,431,303

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities		
Net loss	$ (7,498,209)	$ (5,744,503)
Adjustments to reconcile net loss to net cash used in operating activities:		
Interest expense on convertible notes	161,373	4,774
Stock compensation expense	93,997	-
Depreciation and amortization	57,176	26,376
Amortization of debt issuance costs	33,512	689
Interest expense on beneficial conversion feature	-	238,700
Changes in operating assets and liabilities:		
(Increase)/Decrease in accounts receivable	(25,000)	-
(Increase)/Decrease in escrow receivable	(48,657)	(37,636)
(Increase)/Decrease in prepaid expenses	125,760	(263,970)
(Increase)/Decrease in due from related party	26,427	-
(Increase)/Decrease in deposit	-	(17,000)
(Increase)/Decrease in subscription receivable	500	
Increase/(Decrease) in accounts payable	(258,030)	438,260
Increase/(Decrease) in accrued expenses	(21,814)	(26,464)
Increase/(Decrease) in deferred revenue	248,529	166,293
Increase/(Decrease) in sales tax payable	14,508	127,979
Net cash used in operating activities	(7,089,928)	(5,086,502)
Cash flows from investing activities		
Purchase of property and equipment	(27,101)	(91,872)
Purchase of website	-	(30,267)
Net cash used in investing activities	(27,101)	(122,139)
Cash flows from financing activities		
Proceeds from issuance of convertible notes	4,181,266	872,134
Debt issuance costs	(82,338)	(17,218)
Repayment of related party loan	-	(21,999)
Payment to Optimize stockholders	-	(2,828,733)
Proceeds from issuance of Series Seed Preferred Stock	-	9,999,927
Offering costs	-	(408,644)
Net cash provided by financing activities	4,098,928	7,595,467
Net change in cash	(3,018,101)	2,386,826
Cash at beginning of the year	3,366,903	980,077
Cash at end of the year	$ 348,802	$ 3,366,903
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$ -	$ -
Cash paid for income tax	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activity:		
Conversion of notes payable to Series Seed Preferred Stock	$ -	$ 953,697

See Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these consolidated financial statements.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Heroic Enterprises, Public Benefit Corporation (the "Company" or "Heroic") is a public benefit corporation organized on November 13, 2020 under the laws of Delaware. The Company's mission is to provide a positive effect (or a reduction of negative effects) for society and persons by helping people optimize their lives so they can serve heroically, including but not limited to providing access to wisdom from heroic teachers; creating an online community to engage with other individuals committed to making a positive difference in their communities; and promoting other tools and services to help people be the change they want to see in the world.

On September 8, 2021, the Company entered into a merger agreement with Optimize Enterprises, Public Benefit Corporation ("Optimize"), a public benefit corporation organized on July 16, 2014 under the laws of Delaware and which was under common control with the Company. As a result of the merger, the separate corporate existence of Optimize ceased and the Company survived the merger.

On April 21, 2022, the Company formed Heroic CF SPV LLC (the "SPV") as a Delaware limited liability company to serve the limited purpose of acquiring, holding, and disposing of securities issued by the Company. The securities in the Company's Regulation CF offering were issued by both the Company and the SPV. The proceeds from the offering from the issuance of SPV interests were invested immediately into the 2022 Notes (see Note 5) issued by the Company for $466,525 of principal in such notes during 2022. The SPV is the legal owner of such 2022 Notes issued under the Regulation CF offering. Investors in the Regulation CF offering own membership interests in the SPV. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the 2022 Notes (and the shares into which they convert) as if they had invested directly with the Company. The Company is the SPV's managing member and exerts full control of the entity under the terms of the SPV's operating agreement. Therefore, the SPV is consolidated with the Company, though as discussed below it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP). The consolidated financial statements include all accounts of Heroic Enterprises, Public Benefit Corporation, Optimize Enterprises, Public Benefit Corporation, and Heroic CF SPV LLC. All significant intercompany transactions have been eliminated in consolidation.

In accordance with ASC 805-50-45-5, for transactions between entities under common control, financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. While Optimize Enterprises, Public Benefit Corporation was acquired in September 2021, as it was under common control, the merger was recognized retroactively in these financial statements as if it occurred on January 1, 2020, including with regards to presentation of the beginning equity and share balances reflective on an as-converted basis as if the merger had occurred at the beginning of the period presented.

Heroic CF SPV LLC is a special purpose vehicle with the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. Accordingly, it is effectively disregarded for accounting purposes as a direct pass-through entity to the Company after considering consolidating eliminations.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. The Company is subject to regulatory risks, primarily around changing digital media regulations. The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its operations and financial results including shelter in place orders, economic hardships affecting funding for the Company, and effects on the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of the issuance date of these consolidated financial statements.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheet approximates their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution and the Company had cash of $0 and $2,576,880 in excess of federally insured limits, respectively.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscriptions are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders' equity on the balance sheet.

Escrow Receivable

Amounts held in escrow are recognized at estimated realizable value.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. As of December 31, 2022 and 2021, deferred offering costs recognized were $0 and $20,567, respectively. The deferred offering costs in 2021 were charged to additional paid-in capital in 2022 upon the completion of the offering.

Property and Equipment, Intangible Assets

Property and equipment and intangible assets are recorded at cost, including transaction costs, less accumulated depreciation, amortization and any impairment in value, excluding the costs of day-to-day servicing. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which the Company estimated to be three years for its computer and equipment and website. The useful lives and the depreciation and amortization methods are reviewed periodically to ensure that the periods and depreciation and amortization methods are consistent with the expected pattern of economic benefits from items of property and equipment and intangible asset.

There were no changes in the estimated useful lives of each of the Company's items of property and equipment and intangible assets during the year ended December 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the management assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

No impairment in value of property and equipment or intangible assets was recognized for the years ended December 31, 2022 and 2021.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts (or beneficial conversion features) to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts or beneficial conversion features under these arrangements are (i) amortized over the term of the related debt to their stated date of redemption or (ii) when based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Membership

The Company collects revenues in advance for its memberships and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the membership agreements with customers (i.e., to provide customer access to the online database of Company content) are satisfied through the passage of time of the underlying membership period, which are monthly, annually or lifetime. Monthly memberships are recognized upon completion of the month of service, annual memberships are recognized monthly over the membership period on a straight-line basis while lifetime memberships are recognized over a two-year period as the Company estimated that a user consumes/receives the most benefit from the membership during their first two years.

In October 2021, the Company changed its membership subscriptions to now be free for users. As a result, this revenue stream is no longer applicable after October 2021.

Coaching

The Company collects revenues in advance for its coaching services and initially records them as deferred revenues. The Company has determined that its performance obligation in relation to the coaching agreements with customers (i.e., to provide access to a class that contains specific content for that launched class) are satisfied through the passage of time of the underlying plan period, which are annually or lifetime. Annual and lifetime plan revenues are recognized monthly over a one-year period on a straight-line basis. As the lifetime plan may be availed after attending the first class, the Company assessed that the customer will likely attend class up to another one year.

Contract Balances

A receivable is recognized if an amount of consideration that is unconditional is due from the customer (i.e., only the passage of time is required before payment of the consideration is due). The Company collects payments from customers in advance and therefore no accounts receivable is recognized. However, the Company uses third parties for customer payments processing and there may be funds being held in escrow at the end of the reporting period. As of December 31, 2022 and 2021, $130,014 and $81,357 of revenues, respectively, were not yet closed out of escrow and therefore were recorded as escrow receivable in the consolidated balance sheets.

A contract liability is recognized if a payment is received or a payment is due (whichever is earlier) from a customer before the Company transfers the related goods or services. Contract liabilities are recognized as revenue when the Company performs under the contract (i.e., transfers control of the related goods or services to the customer). The Company has contract liabilities of $1,152,311 and $903,782 as of December 31, 2022 and 2021, respectively, recognized as deferred revenue in the consolidated balance sheets.

Refund Liabilities

A refund liability is recognized for the obligation to refund some or all of the consideration received (or receivable) from a customer. The liability is measured at the amount the Company ultimately expects it will have to return to the customer. The Company updates its estimates of refund liabilities (and the corresponding change in the transaction price) at the end of the reporting period.

As a result of changing membership subscriptions to now be free to users, the amounts received in advance by the Company under membership agreements became eligible to be refunded to the customers upon request.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Disaggregated Revenue Information

	2022	2021
Type of service:		
Membership	$ 611,998	$ 740,024
Coaching	1,714,070	1,505,351
Events	199,294	-
Others	45,000	-
Total revenue from contracts with customers	$ 2,570,362	$ 2,245,375
Timing of revenue recognition:		
Services transferred over time	$ 2,326,068	$ 2,245,375
Services transferred at a point in time	244,294	-
	$ 2,570,362	$ 2,245,375

Operating Expenses

The Company presents its operating expenses by nature in the categories presented in the statements of operations. The operating expenses are inclusive of all its operational expenses from the functions selling, general, and administrative ("SG&A").

Advertising Costs

Advertising costs are expensed as incurred.

Research and Development

Research and development costs are expensed as incurred and recorded as product development and engineering expenses on the statements of operations.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, advisors and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company records expense for stock-based awards issued with only service-based vesting conditions using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options is determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon the evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each period.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $15,874,928 as of December 31, 2022, has sustained net losses of $7,498,209 and $5,744,503 for the years ended December 31, 2022 and 2021, has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021, and has limited liquid assets to satisfy its obligations as they come due, with cash of $348,802 and a working capital deficit of $6,085,218 as of December 31, 2022. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce operating cash flows and/or to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NON-CURRENT ASSETS

As of December 31, 2022 and 2021, property and equipment and intangible asset consisted of the following:

	2022			
	Computer & equipment		**Website**	
Cost	$	130,182	$	102,711
Less: Accumulated depreciation and amortization		(61,289)		(79,862)
Net Book Value	$	68,893	$	22,849

	2021			
	Computer & equipment		**Website**	
Cost	$	103,081	$	102,711
Less: Accumulated depreciation and amortization		(21,535)		(62,440)
Net Book Value	$	81,546	$	40,271

The Company's intangible asset consists of website domains, which were purchased from third parties at the recorded cost.

Depreciation and amortization totaled $57,176 and $26,376 for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, no impairment in value of property and equipment or intangible assets was recognized. As of December 31, 2022 the cost of fully depreciated assets still being used by the Company amounted to $7,501 for property and equipment and $50,445 for intangible assets. Intangible assets with a cost basis of $52,266 have a weighted average remaining useful life of 1.31 and 2.32 years as of December 31, 2022 and 2021, and will be recognized straight line over the remaining amortization period.

NOTE 5: CONVERTIBLE NOTES

In 2020, the Company entered into several convertible note agreements for a total of $950,000 principal ("2020 Notes"). Under the terms of these notes, the Company was to pay 4% interest per annum and the notes were to mature in December 2022. The notes were subject to various conversion terms, including where the notes were automatically convertible to the Company's stock at a 20% discount to the pricing in the triggering round if and upon a qualified equity financing of $1,250,000 or greater.

On January 24, 2021, the qualified equity financing was triggered and the then outstanding principal amounting to $950,000 and interest on the convertible notes payable amounting to $3,697 was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share. The Company incurred interest expense of $2,485 on 2020 Notes and recognized $238,700 of interest expense on beneficial conversion feature against its additional paid-in capital during the year ended December 31, 2021.

In 2021, the Company's Board of Directors authorized the issuance up to $10,000,000 in original principal amount of convertible notes. The Company issued convertible promissory notes for an aggregate principal amount of $4,181,266 ("2022 Notes") and $872,134 ("2021 Notes") in 2022 and 2021, respectively, for an aggregate principal amount of $5,053,400. Interest accrues at a simple rate of 4% per annum and all the notes will mature on December 31, 2023. Each note will be convertible into: (a) shares of common stock or any securities conferring the right to purchase common stock or any securities directly or indirectly convertible into, or exchangeable for (with or without additional consideration) common stock ("Equity Securities") if the Company receives gross proceeds of not less than $10,000,000 in one or more offerings with the principal purpose of raising capital ("Next Equity Financing") at the lower of: (i) the product of 80% and the lowest per share purchase price of the Equity Securities issued in the Next Equity Financing; or (ii) the quotient resulting from dividing $100,000,000 by the number of issued and outstanding shares of the Company's capital stock, assuming the conversion or exercise of all of the Company's capital stock ("Fully Diluted Capitalization"), (b) shares of Series 1 Common Stock in the event of a change in the state of the Company's incorporation ("Corporate Transaction") at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to the closing of the Corporate Transaction, or (c) shares of Series 1 Common Stock at any time on or after the maturity date at the conversion rate resulting from dividing $100,000,000 by the Fully Diluted Capitalization immediately prior to such conversion. The Company determined these notes had beneficial conversion features contingent upon future events, and therefore the beneficial conversion feature discount will be recognized if and upon resolution of this contingency.

Interest expense on these notes amounted to $161,477 and $2,289 during the years ended December 31, 2022 and 2021, respectively. The Company incurred fees of $82,338 and $17,218 in the years ended December 31, 2022 and 2021, respectively, in conjunction with the issuance of these notes, which were reported as direct deduction from the face amount of the convertible notes and are amortized on the effective interest rate method to interest expense over the contractual life of these notes. Carrying value of these convertible notes as of December 31, 2022 and 2021 amounted to $4,988,045 and $855,605 as of December 31, 2022 and 2021, respectively.

NOTE 6: STOCKHOLDERS' EQUITY/(DEFICIT)

Prior to Merger (Heroic)

On November 13, 2020 (inception), the Company had authorized 1,000,000 shares of common stock at $0.001 par value. The Company issued to its founder and CEO 500,000 shares of common stock at par value of $0.001 per share.

The Company subsequently amended its articles of incorporation and divided common stock into two series designated as Series 1 Common Stock and Series 2 Common Stock and preferred stock was designated as Series Seed Preferred Stock. On December 8, 2020, the 500,000 shares of common stock issued and outstanding on November 13, 2020 (inception) were converted to Series 2 Common Stock. The Company issued an additional 9,595,763 shares of Series 2 Common stock at $0.0001 par value. All such shares, totalling to 10,095,763, are held by the Company's founder and CEO as of December 31, 2022 and 2021.

Prior to Merger (Optimize)

As of the date of the merger agreement, 741,500 shares of Optimize Series 1 Common Stock, 4,393,500 shares of Optimize Series 2 Common Stock, 451,000 shares of Optimize Series Seed-1 Preferred Stock and 1,090,414 shares of Optimize Series Seed-2 Preferred Stock were issued and outstanding, all of which were duly authorized, validly issued, fully paid and non-assessable, and 22,100 options were granted and fully vested.

After Merger

As a result of the merger discussed in Note 1, each share of Optimize Series Seed-1 and Seed-2 Preferred Stock issued and outstanding immediately prior to the merger effective time were converted into one share of Optimize Series 1 Common Stock and then such shares were converted into the right described below.

Each share of Optimize Series 1 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive, at the holder of such share's option, (i) $1.6901412 in cash for which an election to receive cash has been effectively made and not revoked (a "Cash Election"); (ii) 1.0694727 shares of Heroic preferred stock for which an election to receive stock has been effectively made and not revoked (a "Stock Election"); or (iii) a combination of cash

and shares of Heroic preferred stock for which an election has been effectively made and not revoked, either (x) with 75% of the Merger Consideration of such holder to be issued in shares of Heroic preferred stock and 25% in cash, or (y) 50% of the merger consideration of such holder to be issued in shares of Heroic preferred stock and 50% in cash, and, in each case, at a ratio of one share of Optimize Series 1 Common Stock to $1.6901412 in cash or one share of Optimize Series 1 Common Stock to 1.0694727 shares of Heroic Preferred Stock (a "Mixed Election").

Each share of Optimize Series 2 Common Stock issued and outstanding immediately prior to the merger effective time were converted into the right to receive 1.0694727 shares of Heroic Series 2 Common Stock.

Each outstanding option to acquire Optimize stock held by any Optimize employee or by any other person (each, a "Company Option") granted pursuant to the Optimize 2014 Stock Plan or otherwise, was not assumed by Heroic and was canceled and extinguished and the vested portion thereof was automatically converted into the right to receive a cash payment equal to the product obtained by multiplying (i) the aggregate number of shares of Optimize stock that were issuable upon exercise of such Company Option immediately prior to the merger effective time and (ii) $1.6901412 less the per share exercise price of such Option, minus any taxes required to be withheld from such product.

Based on Optimize stockholders' elections, 106,500 shares of Optimize Series 1 Common Stock, 47,500 shares of Optimize Series 1 Preferred Stock and 472,649 shares of Optimize Series 2 Preferred Stock were converted to 670,175 shares of Heroic Series Seed Preferred Stock. The holders of 635,000 shares of Optimize Series 1 Common Stock, 403,500 shares of Optimize Series 1 Preferred Stock and 617,765 shares of Optimize Series 2 Preferred Stock opted to receive cash which totalled $2,799,337, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The Optimize Series 2 Common Stock with issued and outstanding shares of 4,393,500 were converted to 4,698,728 shares of Heroic Series 2 Common Stock.

The fully vested options were converted into the right to receive cash amounting to $29,396, recorded as due to Optimize stockholders and treasury stock as of December 31, 2020. The Company paid the full amount in 2021.

The following is a summary of the issued and outstanding shares of Optimize and Heroic before and after the merger:

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

| | Prior merger | | After merger |
	Optimize	Heroic	Heroic
Common Stock			
Series 1 Common Stock	741,500	-	-
Series 2 Common Stock	4,393,500	10,095,763	14,794,491
Preferred Stock			
Series Seed-1 Preferred Stock	451,000	-	-
Series Seed-2 Preferred Stock	1,090,414	-	-
Series Seed Preferred Stock	-	-	670,175
Stock Plan			
Total Authorized Under Plan	365,000	-	-
Total Outstanding Under Plan	22,100	-	-
Total Exercised (or granted under SPA)	-	-	-
Total Available for Grant	342,900	-	-

Capital Restructuring

In order to provide an adequate number of authorized shares for the consummation of the Optimize merger and other merger transactions, the Company amended and restated its articles of incorporation increasing the total number of authorized shares of stock to 53,000,000, consisting of 43,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. The common stock is divided into two series, designated as Series 1 Common Stock consisting of 28,200,000 shares, and as Series 2 Common Stock consisting of 14,800,000 shares. The preferred stock is designated as Series Seed Preferred Stock consisting of 10,000,000 shares.

On August 10, 2022, the Company amended and restated its articles of incorporation further increasing the total number of authorized shares of Series 1 Common Stock from 28,200,000 to 30,200,000 bringing the total authorized shares of the Company to 55,000,000.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of the preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the common stock.

Conversion

Each share of Preferred Stock shall be convertible (i) at the option of the holder thereof, at any time after the date of issuance of such share, into that number of fully-paid, nonassessable shares of Series 1 Common Stock determined by dividing the applicable original issue price for the relevant series by the applicable conversion price for such series or (ii) automatically into fully-paid, non-assessable shares of Series 1 Common Stock at the then effective conversion rate for such share upon (i) the closing of a firm commitment underwritten initial public offering covering the offer and sale of

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Common Stock or (ii) the affirmative vote of the holders of a majority in voting power of the outstanding Preferred Stock, voting as a separate class.

Each share of Series 2 Common Stock shall be convertible into one (1) fully paid and nonassessable share of Series 1 Common Stock (i) at the option of the holder thereof at any time upon written notice to the Company or (ii) automatically into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the affirmative vote of the holders of Series 2 Common Stock representing a majority of the voting power of the outstanding shares of Series 2 Common Stock. In addition, each share of Series 2 Common Stock will automatically be converted into one (1) fully paid and nonassessable share of Series 1 Common Stock upon the occurrence of a transfer of such share that is not a Permitted Transfer (as defined in the Company's Charter).

Voting

Each holder of preferred stock shall be entitled to the number of votes equal to the number of shares of Series 1 Common Stock into which the shares of preferred stock held by such holder could be converted as of the record date, excluding fractional shares.

Each holder of shares of Series 1 Common Stock shall be entitled to one vote for each share of Series 1 Common Stock held of record by such holder.

Each holder of shares of Series 2 Common Stock shall be entitled to ten (10) votes for each share of Series 2 Common Stock held of record by such holder.

Series Seed Preferred Stock

On January 24, 2021, the outstanding principal and interest on the convertible notes payable was converted into 754,328 shares of Series Seed Preferred Stock at a conversion rate of $1.26428 per share (see Note 6).

During 2021, the Company raised gross proceeds of $9,999,927 through the issuance of 6,327,667 shares of Series Seed Preferred Stock, in the aggregate, at a price per share of $1.58035 under a concurrent Regulation D and Regulation Crowdfunding stock offering.

As of December 31, 2022 and 2021, a total of 7,752,170 shares of Series Seed Preferred Stock are issued and outstanding.

2021 Equity Incentive Plan

On September 8, 2021, the Company's Board of Directors adopted and the Company's stockholders approved the 2021 Equity Incentive Plan which provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) nonstatutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The aggregate number of shares of common stock that may be issued pursuant to stock awards from and after the effective date will not exceed 2,500,000 shares and the aggregate maximum number of shares of common stock that may be issued pursuant to the exercise of incentive stock options will be 5,000,000 shares of common stock.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

Summary of share options activities for the year ended December 31, 2022 is as follows:

| | December 31, 2022 | |
	Options	Weighted Average Exercise Price
Outstanding - beginning of year	-	$ -
Granted	1,895,620	$ 0.48
Forfeited	-	$ -
Outstanding - end of year	1,895,620	$ -
Exercisable at end of year	344,310	$ 0.48
Intrinsic value of options outstanding at year-end	$ -	
Weighted average duration (years) to expiration of outstanding options at year-end	9.42	
Weighted average duration (years) to expiration of exercisable options at year-end	9.27	

The following table presents, on a weighted-average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	December 31, 2022
Risk Free Interest Rate	3.0%-4.48%
Expected Dividend Yield	0.00%
Expected Volatility	54.00%
Expected Life (years)	9.42
Fair Value per Stock Options	$0.273 - $0.285

The total grant-date fair value of the options granted during the year ended December 31, 2022 amounted to $523,934. Stock based compensation expense related to these share options amounted to $93,997 for the year ended December 31, 2022. The unrecognized compensation costs of $429,937 as of December 31, 2022 will be recognized as follows:

December 31,		
2023	$	161,370
2024		126,940
2025		115,900
2026		25,727
	$	429,937

NOTE 7: RELATED PARTY TRANSACTIONS

On November 13, 2020 (inception), the Company entered into an unsecured note agreement with a principal amount of $21,999, bearing interest at 0.13% per annum. The note is payable to the Company's founder and CEO and matures on November 13, 2021. The note payable was consideration for the purchase of the website domain. The Company paid the full amount in January 2021.

As of December 31, 2021, the Company has a net receivable of $26,427 from the Company's founder and CEO. This was paid in 2022 by consulting services provided by the CEO to the Company.

During 2022, the a family member of the Company's CEO provided the Company with consulting services for $25,048, which were charged to 2022 operating expenses. This amount remained outstanding as of December 31, 2022 and was included in accounts payable on the balance sheet.

During the years ended December 31, 2022 and 2021, the Company incurred a total of $2,864,506 and $2,827,225 expense to its investors for consulting services, respectively. As of December 31, 2022 and 2021, the Company has an outstanding payable to these investors of $0 and $319,873, respectively.

Of the convertible promissory notes discussed in Note 5, convertible notes with an aggregate principal amount of $787,000 and $100,000 as of December 31, 2022 and 2021, respectively, were issued to investors of the Company. Accrued interest payable on these convertible promissory notes amounted to $32,247 and $241 as of December 31, 2022 and 2021, respectively.

See Note 1 and Note 2 for discussion of the related party acquisition in 2021.

NOTE 8: INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $3,051,099 and $1,379,647, respectively. The following table presents the deferred tax assets by source:

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2022 and 2021 and for the years then ended

		2022		2021
Deferred tax assets:				
Net operating loss carryforwards	$	2,711,931	$	1,258,388
Cash to accrual differences		339,168		118,046
Charitable contribution		-		3,213
Valuation allowance		(3,051,099)		(1,379,647)
Net deferred tax assets	$	-	$	-

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.   The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required as the Company has not yet generated income since inception. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 21%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. As of December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amount of $12,913,956 and $5,992,322, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2019-2022 tax years remain open to examination.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted this ASU on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

<u>Convertible Notes</u>

On April 26, 2023, The Company issued a convertible note with a principal amount of $50,000 which bears 4% simple interest per year until such time it is converted pursuant to the terms of the senior convertible note purchase agreement.

<u>Management's Evaluation</u>

Management has evaluated all subsequent events through April 27, 2023, the date the consolidated financial statements were available to be issued and determined there are no additional material events requiring disclosure or adjustment to the consolidated financial statements.

In September 2022, the company was authorized by its Board of Directors to issue up to $1,000,000 in original principal amount of senior convertible notes in a private placement under Rule 506(c) of Regulation D (the "2022 Notes"). As of December 31, 2022, the company had raised $377,500 in the 2022 Notes. The 2022 Notes offering will be concurrent with this offering.

Equity Issuances

During 2021, the company raised gross proceeds of $9,999,929 through the issuance of 6,327,667 shares of Series Seed Preferred Stock at a price per share of $1.58035 under concurrent offerings under Regulation Crowdfunding and Regulation D.

Trends

Optimize Enterprises Public Benefit Corporation had periods of profitability during the years before it merged with the company; the financial statements for those periods are not included in this Offering Memorandum. Since the merger, marketing has, at times, been successful in acquiring new customers. As of the time of this filing, the content acquired via Optimize has been fully integrated into the Heroic app.

Since 2021, revenues increased due to enrollment in the Heroic Coach program, sales of Lifetime Premium and Coach memberships, and revenues from our Heroic 2022 event.

Investing heavily in product development and marketing, along with increased legal fees, resulted in the company incurring losses in Fiscal 2021 and Fiscal 2022.

Since 2021, our salaries and wages expenses have increased significantly as we've expanded our internal team, particularly in the Product & Engineering department, in order to reduce its dependence on 3rd-party service providers and accelerate progress. We may elect to continue growing the team as needed to meet the demands of the business.

In 2022, the company hosted its first in-person event since the COVID-19 outbreak, increasing revenues in that department. The company may elect to host additional community events in the future.

Going forward, the Company's growth and profitability will depend upon our ability to market our products and acquire new customers, while continuing to develop the Heroic app and Coach program such that they delight our community. We may elect to continue investing heavily on these activities to increase our growth trajectory, which may decrease profitability.

REGULATORY INFORMATION

Disqualification and Compliance Failure

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding. The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Heroic CF SPV, LLC
A Delaware Limited Liability Company

Financial Statements and Report of Independent Registered Public Accounting Firm
December 31, 2022

HEROIC CF SPV, LLC
TABLE OF CONTENTS



To the Board of Directors and Stockholders of Heroic CF SPV, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Heroic CF SPV, LLC ("the Company") as of December 31, 2022, and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the period from April 21, 2022 (inception) to December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the period from April 21, 2022 (inception) to December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company is dependent on its manager for payments of expenses and other obligations. This factor, among others, raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2022.

Spokane, Washington
April 27, 2023

Heroic CF SPV, LLC
BALANCE SHEET
As of December 31, 2022

ASSETS
  Current Assets:

Cash and cash equivalents	$	-
Total Current Assets		-
Non-Current Assets:		
Convertible notes receivable, related party		466,525
Accrued interest receivable, related party		4,203
Total Current Assets		470,728
TOTAL ASSETS	$	470,728

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
  Current Liabilities:

Due to a related party	$	-
Total Current Liabilities		-
Members' Equity/(Deficit)		470,728
Total Members' Equity/(Deficit)		470,728
TOTAL LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)	$	470,728

See accompanying Report of Independent Registered Public Accounting Firm and accompanying notes, which are an integral part of these financial statements.

-2-

Heroic CF SPV, LLC
STATEMENT OF OPERATIONS
For the period from April 21, 2022 (inception) to December 31, 2022

	2022
Net revenues	$ -
Operating Expenses:	
General and adminstrative	-
Total Operating Expenses	-
Income/(Loss) from operations	-
Other Income/(Expense):	
Interest income, related party	4,203
Total Other Income/(Expense)	4,203
Provision for income taxes	-
Net Income	$ 4,203

Heroic CF SPV, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY/(DEFICIT)
For the period from April 21, 2022 (inception) to December 31, 2022

	Total Members' Equity/(Deficit)
Balance at April 21, 2022 (inception)	$ -
Membership subscriptions	466,525
Net income	4,203
Balance at December 31, 2022	$ 470,728

Heroic CF SPV, LLC
STATEMENT OF CASH FLOWS
For the period from April 21, 2022 (inception) to December 31, 2022

Cash flows from operating activities		
Net income	$	4,203
Adjustments to reconcile net income to net cash used in operating activities:		
Non-cash interest income on convertible notes, related party		(4,203)
Net cash used in operating activities		-
Net change in cash		-
Cash at beginning of the year		-
Cash at end of the year	$	-
Supplemental Disclosure of Cash Flow Information:		
Cash paid for interest expense	$	-
Cash paid for income tax	$	-
Supplemental Disclosure of Non-Cash Financing and Investing Activity:		
Purchase of convertible notes receivable, related party, paid by membership subscriptions	$	466,525

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and for the period from April 21, 2022 (inception) to December 31, 2022

NOTE 1: NATURE OF OPERATIONS

Heroic CF SPV, LLC (the "Company") was incorporated on April 21, 2022 under the laws of the State of Delaware. The Company will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company is headquartered in Austin, Texas. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager").

The Company is dependent upon its Manager for additional capital resources and payment of its ongoing expenses and obligations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance
The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company has not established a deposit account with a financial institution.

Risks and Uncertainties
The Company has a limited operating history. The Company is reliant upon the success of its Manager, who's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Deferred Offering Costs
The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to member's equity upon the completion of an offering or to expense if the offering is not completed.

Fair Value Measurements
Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal

or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition
Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company does not expect to earn any revenue.

Expenses
In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fee, and costs of organization, are expensed as incurred.

Under the terms of the Company's operating agreement, the Manager is responsible for all expenses of the Company, which are expected to primarily include accounting and other administrative expenses as the Company has no operations aside from holding the convertible notes in the Manager.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statement. Income from the Company is reported and taxed to the members on their individual tax returns.

Heroic CF SPV, LLC
NOTES TO THE FINANCIAL STATEMENTS
As of December 31, 2022 and for the period from April 21, 2022 (inception) to December 31, 2022

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statement, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statement. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is dependent upon its Manager for payments of its expenses and other obligations and is wholly reliant on the success of its Manager for any future proceeds from its investments in the Manager's convertible notes. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its Manager financing its expenses and other obligations, the continuation of its Manager as a going concern, and its Manager's ability to satisfy its obligations to the Company under the convertible notes held by the Company. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: CONVERTIBLE NOTES RECEIVABLE

The Company invested all of its subscriptions into convertible notes of its Manager, as discussed in Note 5. The Company invested in $466,525 of the Manager's convertible notes issued under the Manager's Regulation CF offering that commenced in August 2022. These notes accrue interest at 4% per annum and mature in December 2025, if not otherwise converted or repaid prior to such date. Interest income of $4,203 was recognized in 2022 on these notes, all of which remains accrued and unpaid as of December 31, 2022.

The convertible notes contain conversion rights if and upon the next equity financing of the Manager of at least $10,000,000 at a 20% discount to the pricing in the triggering round or at a valuation cap of $50,000,000 on the fully diluted capitalization of the Manager. If and upon a corporate transaction, the Company may elect to either receive the then outstanding principal and accrued interest or such amount as would be payable if the convertible notes were converted to the Manager's stock at a $50,000,000 valuation on the Manager's fully diluted capitalization. At maturity, the majority of the holders of the Company's equity interests may elect to convert the convertible notes into the Manager's Series 1 Common Stock at a valuation of $50,000,000 on the Manager's fully diluted capitalization.

NOTE 5: MEMBERS' EQUITY/(DEFICIT)

The Company is a Limited Liability Company formed on April 21, 2022. It will undertake the limited purpose of acquiring, holding, and disposing of securities issued by Heroic Enterprises, Public Benefit Corporation. The Company's manager is Heroic Enterprises, Public Benefit Corporation (the "Manager"). Under the Company's operating agreement terms, the Manager has wide discretion in the management and decision making of the Company and effectively exercises full control of the Company.

The securities in the Manager's Regulation CF offering were issued by both the Manager and the Company. The proceeds from the offering from the issuance of the Company's interests were invested immediately in the convertible notes issued by the Manager (the "CF Notes") (see Note 4). The Company is the legal owner of the CF Notes. Investors in the Regulation CF offering own membership interests in the Company. Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Notes (and the shares into which they convert) as if they had invested directly with the Manager. During the period ended December 31, 2022, the Company issued membership interests to investors in the Manager's Regulation CF offering for total subscriptions of $466,525.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 7: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 26, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEROIC ENTERPRISES, PUBLIC BENEFIT CORPORATION

/s/ Brian Johnson

By Brian Johnson

Title: CEO

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Johnson

Brian Johnson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: May 1, 2023

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

HEROIC CF SPV, LLC
By Heroic Enterprises, Public Benefit Corporation, its Manager

/s/ Brian Johnson
Name: Brian Johnson
Title: CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

HEROIC CF SPV, LLC
By Heroic Enterprises, Public Benefit Corporation, its Manager

/s/ Brian Johnson
Name: Brian Johnson
Title: CEO
Date: May 1, 2023